Filed by Blitz 17-655 SE

pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Spark Networks, Inc.

Commission File No. of Spark Networks, Inc.: 001-32750

May 3, 2017

Set forth below is a transcript of the conference call held on May 3, 2017, at 7:30 a.m. Pacific Time (10:30 a.m. Eastern Time) held by Spark Networks, Inc.( The “Company”) and Affinitas GmbH (“EliteSingles”) regarding the announced definitive agreement between the parties pursuant to which the companies would combine in a stock-for-stock merger.

Corporate Participants:

Robert W. O’Hare, Spark Networks, Inc., Chief Financial Officer

Danny Rosenthal, Spark Networks, Inc., Chief Executive Officer and Director

Jeronimo Folgueira, EliteSingles, Chief Executive Officer

Conference Call Participants:

Kara Anderson, B. Riley & Co., LLC

Patrick Retzer, Retzer Capital Management, LLC

Steven Kohl, Mangrove Capital Partners

Presentation:

Operator:

Greetings and welcome to the Spark Networks Conference to Discuss the Merger with EliteSingles. At this time all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require Operator assistance during the conference, please press star, zero on your telephone keypad. As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Mr. Rob O’Hare, CFO of Spark Networks. Thank you; you may go ahead.

Robert W. O’Hare:

Thanks, everyone, for joining us to discuss the Spark Networks merger with EliteSignals. I’m Rob O’Hare, Chief Financial Officer for Spark Networks. With me are Danny Rosenthal, Chief Executive Officer of Spark Networks, and Jeronimo Folgueira, EliteSingles’ Chief Executive Officer.

Following our prepared remarks today, we will open the line for questions. A replay of this conference call, along with the accompanying presentation and press release, will be available on the Investor Relations section of Spark’s website at www.spark.net.

Before I turn the call over to Danny, let me remind you that any comments made on this call may contain forward-looking information or projections regarding future results or events. We caution you that such statements are in fact predictions that are subject to risks and uncertainties that could cause actual events or results to differ materially from our statements or projections. Additional risks, uncertainties, and factors that could cause actual events or results to differ materially from these forward-looking statements may be found in the Company’s filings with the SEC.

Now I will turn the call over to Danny.

Danny Rosenthal:

Thanks, Rob. Good morning and thank you for joining us to discuss our plans to combine with EliteSingles to create a true global leader in online dating. Since taking over as CEO, I’ve said that 2017 would be a transformational year. I’ve pushed our Team to relentlessly focus on improving profitability, unifying our Technology platform, and positioning the Company to drive profitable growth across our networks.

Today we’ve taken a major step towards accelerating our transformation in achieving these goals. This combination will significantly enhance our skill, increase our geographic and operational diversity, and create a stronger and more flexible financial profile, positioning us to drive significant shareholder value in today’s consolidating online dating market.

In a moment, Jeronimo will talk about EliteSingles and give you his perspective on this combination, but before he does, I want to expand on some of the key benefits of the combination. Together we will create one of the world’s largest online dating provider, with nearly 500,000 paid subscribers and over $115 million in pro forma revenue over the last 12 months. We are establishing a diverse global platform, combining our complementary brands to create a portfolio with greater geographic diversity, serving a broad spectrum of users across 26 countries.

EliteSingles also brings unique expertise in data analytics, which will allow us to enhance our overall marketing efforts, further build our innovation platform, and improve customer experience across our expanded user base. Finally, by joining with EliteSingles, we will create a combined Company with a more attractive financial profile. Together we will have increased financial flexibility to invest in the business to drive future growth and deliver significant long-term value to shareholders.

As a result, we expect to be in position to deliver between $118 million to $122 million in revenue and between $18 million and $22 million in Adjusted EBITDA by 2018 driven by incremental revenue growth and identified cost savings opportunities.

With that overview, I’ll turn the call over to Rob to walk through some of the details of the transaction. Rob?

Robert W. O’Hare:

Thanks, Danny. I’ll now highlight a few of the key points of the transaction on Slide 3 of the presentation.

This is a stock-for-stock merger and once the transaction is complete, EliteSingles Shareholders will own approximately 75% of the combined Company and Spark Networks Shareholders will own approximately 25%. The new public entity will trade on the NYSE MKT exchange through an American Depository Receipt, or ADR. Following the close, Jeronimo will serve as Chief Executive Officer of the combined Company, I will be the Chief Financial Officer, and Michael Schrezenmaier from EliteSingles will serve as our Chief Operating Officer.

From the moment that EliteSingles approached us, the Spark Team has been impressed with both their business and their Senior Team. I’m excited to partner with Jeronimo and Michael to drive growth and profitability at the new Company. The new Company will have a seven-member Board of Directors with three Directors from EliteSingles, one from Spark Networks, and three additional Directors who will be mutually agreed upon by both companies.

The combined Company will be a German-domiciled entity and retain the Spark Networks’ name and branding. Our corporate headquarters will be in Berlin and we will maintain a significant U.S. presence with offices in New York City and Lehi, Utah.

From a financial perspective, the combined Company is expected to have a strong balance sheet with over $10 million in cash and cash equivalents at close. We expect the transaction to close in the fourth quarter of this year subject to Spark Shareholder approval and the satisfaction of certain other customary closing conditions. Shareholders representing approximately 35% of the outstanding Spark Networks shares will have agreed to vote in favor of the transaction.

Moving to Slide 4, as Danny mentioned, there are significant financial benefits to this transaction. On a pro forma basis, the combined Company will benefit from increased scale, a more balanced portfolio, and enhanced profitability. We will become significantly larger following this transaction with trailing 12-month pro forma revenue for the combined Company of approximately $118 million. On a combined basis, we will also be more balanced geographically with roughly 60% of pro forma revenue coming from markets outside the United States.

In terms of profitability, the combined Company will be generating 12 months’ pro forma Adjusted EBITDA of approximately $13 million before any synergies. As a result of the merger we will have an improved revenue growth trajectory and expect to be cash flow positive. As Danny mentioned, we expect to deliver $118 million to $122 million in revenue and between $18 million to $22 million in Adjusted EBITDA by 2018.

I’ll now turn the call over to Jeronimo to share some more information on EliteSingles and the benefits of bringing these two companies together.

Jeronimo Folgueira:

Thank you, Robert. First of all, I want to say how excited we are at EliteSingles to announce this transaction with Spark Networks. In order to give a quick overview about our business, we are a very international business presence in 26 countries, supporting 14 languages. We currently have three brands in our portfolio, eDarling, our historical brand presence and very strong in several European markets; EliteSingles, our flagship brand representing around three-quarters of our business and our main brand for the English-speaking markets; and Attractive World, a company that we acquired in Q4 last year and a strong player in the French market, currently only available in France.

We also have a very balanced platform mix. We have come a long way in terms of mobile migration. So, currently around 60% of our users came by a mobile device. Our Company has around 250 employees and we have our headquarter in Berlin, Germany, and we also have a small office in Paris, France. We have over 40 million registered users worldwide and our largest countries are France, the United States, U.K., Canada, and Australia.

In terms of the history of our Company, we have come a long way. So, the Company started back in 2009, launched as eDarling in the German market. Our early financial Investors included Rocket Internet, Holtzbrink Ventures, and several other institutional and individual Investors, which remain the shareholders of Affinitas until this day.

Very quickly after our launch we expanded internationally, launching in France, Spain, Netherlands, Russia, Poland, and many other countries, getting an investment from eHarmony back in 2010. In 2013, eHarmony sold its position in our Company and since then we have been able to launch in English-speaking markets very successfully. That’s when EliteSingles as a brand was introduced to market and we have been running the EliteSingles brand in most English markets.

In 2015, we finally entered the United States, the largest dating market in the world, and so far quite successfully. At the end of last year we made our first acquisition in the French market by buying Attractive World and consolidating our leadership position for serious dating in the French market.

In terms of key metrics, EliteSingles has been growing very nicely over the past years. We have been increasing our number of paid subscribers constantly and that led to the revenue growth, and as we have grown in revenue, we have also been able to increase our profitability. We strongly believe in the power of the scale and that’s why we’re so excited about this transaction with Spark.

By putting these two brands together, as Danny already mentioned, we add a lot of very strong brands to our portfolio. So, on the one hand side, we have market-leading sites under segments coming from Spark Networks, including JDate and ChristianMingle among others. On the EliteSingles side we bring eDarling and Attractive World, which are very strong and well-established brands in the European market, as well as a very strong growing brand EliteSingles. Together, we create a sizable business with nearly half a million of monthly paid subscribers.

In terms of brand positioning, here we also said that it felt that it was a natural fit for the two companies to combine. All the brands in the portfolio from Spark and Affinitas focus on the long-term serious relationship segment of the market and we all follow a premium subscription model. We feel that with the combination of all these brands, we now have a very diversified and very strong portfolio to capture that very strong part of the dating market.

In terms of growth opportunities, we feel that the combined group will be in a great position to deliver a lot of shareholder value going forward. First of all, we see a lot of growth opportunities for the combined group, starting by the continued growth of EliteSingles, especially in the United States where we’re still a very new and unknown brand. There we believe that the expertise on the U.S. market coming from Spark Networks will really help us take EliteSingles in the U.S. to the next level. We also believe that with our marketing expertise we will be able to push the Spark Networks brand again and get them back to a growth trajectory.

Furthermore, internationalization is really in the DNA of our Company and we will be looking to further internationalize Attractive World and the Spark Networks brand, and we do not discard further down the world to keep adding additional brands to our portfolio.

We will also have increased competitiveness. The combination, especially within the Technology Team, will give us an edge in terms of investment in product and technology. That will make us very competitive in the vacant space. We will also have the ability to increase our investment, especially on the mobile space. We will share learnings, marketing efficiencies, and make sure that the brands are positioning very clearly to be complementary. We also see potential cross-sell opportunities and liquidity sharing over time as well.

Last but not least, we also see that by combining the two businesses, we will be able to achieve substantial economic scale and cost savings, and we target over $5 million in cost savings annualized.

Now I’m giving it back to Danny for closing remarks.

Danny Rosenthal:

Thank you, Jeronimo. To wrap things up, I just want to reiterate how excited we are about the many benefits of this combination as we position ourselves to succeed in what has become an increasingly consolidated industry.

Following the close, we will be a more diverse global company with greater scale and more efficiency across our platform, we will be more profitable and have a stronger balance sheet from which we can invest in future growth opportunities, and we will have one of the most talented Management Teams in the industry that is committed to building on best practices from both organizations to drive operational excellence. As a fellow Spark Networks Shareholder, I am excited to take part in the significant growth opportunities that lie ahead.

With that, we can turn the call over for questions.

Operator:

Thank you. The floor is now open for questions. If you would like to ask a question, please press star, one on your telephone keypad at this time. A confirmation tone will indicate that your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up the handset before pressing the star keys. Once again, that is star, one to register questions at this time.

Our first question is coming from Kara Anderson of B. Riley & Company. Please go ahead.

Kara Anderson:

Hi, good morning.

Robert W. O’Hare:

Good morning, Kara.

Danny Rosenthal:

Hi, Kara.

Kara Anderson:

I guess my first question is for you, Danny. Now that you’ve spent nine months in the CEO position at Spark, I’m wondering if your outlook for the business has evolved over that period of time and whether that had any impact or on the rationale behind the transaction.

Danny Rosenthal:

Thanks, Kara. So as we spoke many times, like, we were operating on a plan and it was a plan that we believed in and continue to believe in. After meeting with Jeronimo and his Team, we saw opportunities to accelerate what would’ve taken us longer. So, the merger of these two companies kind of solves many of the problems that we would’ve had to solve subsequent to the work that’s going on today. So, the view hasn’t changed other than that this is a really great marriage of two companies where we benefit each other and growth will be accelerated. So, I think it’s a natural fit for both Spark and Affinitas and our shareholders.

Kara Anderson:

Great. Then what type of cost synergies are baked into the $5 million savings and does the 2018 outlook for Adjusted EBITDA consider that full amount as recognized?

Robert W. O’Hare:

Yes. The full-year EBITDA number for 2018 assumes the cost synergies that we’re seeing. We’re still working through a formal transition plan, but right now we think $5 million is an easily attainable number from a synergy perspective.

Kara Anderson:

Then, can you guys expand on the cross-selling opportunities?

Jeronimo Folgueira:

Sure. I think at the moment it’s still in early stage, but we feel that once we have a far more diversified portfolio with more complementary brands, we will be able to explore further cross-sell opportunities. Obviously at the moment, the two key brands for Spark Networks—ChristianMingle and JDate—because they target different religions, there is very little cross-sell opportunities, and with EliteSingles, we usually tend to have one brand per market, so there’s little cross-sell opportunities we can do on our end as well.

However, as we have more brands in the portfolio and some of them become complementary, we will be able to cross-sell more of them. But it’s quite early stage for us to comment on that.

Robert W. O’Hare:

Yes. I would just add, Kara, that revenue guidance we’ve given doesn’t assume any cross-sell between the two businesses.

Kara Anderson:

Going sort of off of that, what kind of underlying expectations for Spark is baked into that revenue guidance?

Robert W. O’Hare:

I don’t think we’re in a position to really parse the guidance. I think we’ve taken a collective view of what the combined business will do in 2018 and that’s kind of what we’re comfortable with.

Kara Anderson:

Fair enough. Then it looks like on a pro forma basis you’ll have $10 million in cash. Are we to assume that there will be no debt on a pro forma basis?

Robert W. O’Hare:

There will be some debt. Affinitas has roughly $6 million of debt today that will come due in 20—

Jeronimo Folgueira:

Two years.

Robert W. O’Hare:

In two years, so in 2019. So, it’ll be a net cash position for the combined Company and we’ll have that small amount of debt.

Kara Anderson:

Okay. Then sort of on the last point, I’m not sure if you guys said it, but can you talk about how big EliteSingles is in the U.S. and what growth has looked like for that brand in the U.S. specifically?

Jeronimo Folgueira:

So, in the United States, around 20% of—slightly over 20% of Affinitas’ revenue comes from North America and the U.S. basically launched just two years ago, so we have seen very strong growth, basically growing from zero to that level of revenue, and we continue to see very, very strong growth for EliteSingles in the United States.

Kara Anderson:

Then, kind of going off that, given that’s quite impressive, maybe, Jeronimo, you could comment on whether or not you think there’s anything you’ve learned from the entrance into the U.S. market with EliteSingles that you can take to the Spark brand.

Jeronimo Folgueira:

Yes. So, for us, one of the most important things is data-driven marketing, and it’s an approach that we take on all our brands. We are very marketing focused and we feel that we have been able to very successfully grab market share in the U.S. market with a virtually unknown brand as we launched first, and we believe that the Spark Networks’ brands are very strong, very well-known, and once we apply our analytics and marketing discipline, we will be able to capture further growth opportunity there.

Kara Anderson:

Thank you. That’s it for me.

Operator:

With again, that is star, one for any questions at this time.

Our next question is coming from Patrick Retzer of Retzer Capital. Please go ahead.

Patrick Retzer:

Good morning, guys. Congratulations on the transaction.

Robert W. O’Hare:

Thanks, Patrick.

Patrick Retzer:

So, in the past you’ve done a pretty good job of generating positive EBITDA. It’s been more challenging to grow the subscriber base while doing that, and you’ve talked quite a bit about this with the previous caller. Is there anything else you can tell us that would give us confidence that the subscriber base will be able to grow moving forward?

Robert W. O’Hare:

Sure. I think on a combined basis, obviously Spark has been in decline from a subscriber count perspective going back a number of years now. I think when you combine that with a larger entity that’s on a growth trajectory, we expect that the combined business will still maintain a growth trajectory, and so we’ve tried to reflect that in the guidance we gave in terms of revenue, but it would flow through to subscribers as well.

Patrick Retzer:

Okay. Well, congratulations and good work.

Danny Rosenthal:

Thanks, Patrick.

Operator:

Thank you. Our next question is coming from Steve Kohl of Mangrove Capital. Please go ahead.

Steven Kohl:

Hey, good morning. A couple of questions. Danny, you guys have talked, if you look at kind of the roadmap going back sometime about—we’re talking about rolling out a new Technology platform, right, to some degree for both of the major brands for Spark. Can you maybe shed a little bit of insight on where that process is today? When we look at kind of, Jeronimo, your vision of where Spark is going, what can you guys bring on the IT side to move their brands further along and how much of that has been an issue for the problems that we’ve seen on the decline on subscribers, because I guess what I’m curious about is when do we see that cutoff point where we actually see growth again as you guys are thinking? Obviously, that isn’t ‘18 or ‘19, but what are some of the measures that you can take and where is that critical juncture where we would turn positive and how, Jeronimo, can you help that?

Danny Rosenthal:

Hi, Steve. This is Danny. Maybe I’ll start and then I’ll turn it over to Jeronimo. So, we have not—we remain on target and on path for the Technology upgrade, and, actually, we have been working with the folks at Affinitas to collaborate to ensure that those platforms have a future path to, you know, a merged plan and a path for those two integrate.

On the marketing side, obviously Affinitas brings a wealth of experience and a wealth of data, and that’s where kind of the synergy really starts to occur.

Jeronimo Folgueira:

Yes. This is Jeronimo. So our view is that Spark has actually done quite a good job over the last year or so, trying to upgrade the Technology platform, and that was the first necessary step before we can start investing in marketing again. That processes is almost completed. It will be finalized in the next few months. Once the Spark Networks side are on the new and strong platform, then it’s about increasing marketing again. So, the main driver of the decline for Spark Networks over the last year has been a constant decline in the marketing spend, so reduce marketing spend over years have basically led to constantly declining user numbers. We believe that once the technology is ready, we will ramp up marketing spend again in order to bring those brands back to growth. That is the approach that Affinitas usually takes. It’s a very growth approach to marketing.

Steven Kohl:

So, Jeronimo, when you look at kind of where they are on the curve that we’re at, is the technology itself, and marrying it with your analytics, when would you expect—do we see growth? Is that something that can get fixed in a year or two years, or what’s your thinking there on timing?

Jeronimo Folgueira:

So, Danny can comment more in terms of the transition, but I believe this parts team (phon) will migrate both key brands to the new platform over the next few months, and that should be completed by summer. Then after that we will work together with our Tech Team as well to accelerate further the technology improvements. So we will bring our technology notice and improvements as well, so we can then accelerate even farther the development. We will then have a combined Tech Team that it would be one of the strongest in the industry. But, the current platform that Spark is building is the foundation to basically be able to do all of that.

Danny Rosenthal:

We don’t expect that the integration with the marketing data and in the marketing side will be a huge lift, so I expect that those will kind of proceed in line with the release of these platforms.

Steven Kohl:

Jeronimo, just on cash flow, I’m kind of curious. Just turning back to the prior caller’s question, you mentioned $6 million in debt in cash, so $4 million net. Is the business growing—so when you look at the combined entity pro forma, is it generating cash, number one; and what type of credit facility do you guys expect to have in place to complement that?

Jeronimo Folgueira:

Hmm?

Robert W. O’Hare:

Sure. I think in terms—this is Rob—in terms of free cash flow generation, we absolutely expect to be free cash flow positive going forward with $18 million to $22 million in 2018 EBITDA. There just are no—the conversion to free cash flow from EBITDA is really high in our business. It’s a very asset-light model. It’s also cash generative working capital cycle when the business is growing. In terms of a go-forward credit facility, I think we’re not all the way there yet. I think, again, with that financial profile we should be able to get a facility in place that makes sense for the business and—but too early to comment on what the balance sheet will look like.

Jeronimo Folgueira:

We’ve been cash flow positive for more than three years now.

Steven Kohl:

Okay. Has it been growing, Jeronimo? I know you had the one year when I was looking at site a couple of years ago it was off and coming up. You’ve had a pretty good growth rate the last two years, but have you been consistently growing cash flow over the last year?

Jeronimo Folgueira:

Yes. Our cash balance has been constantly growing.

Steven Kohl:

Okay. Last question was: when you look at (cross-talking)—I’m sorry.

Jeronimo Folgueira:

(Inaudible) details but those will be filed in due course.

Steven Kohl:

Okay. Rob, I guess the big question for me is: when we look at this business—and I think you just alluded to it a second ago—you look at MeetMe, Match and others. The leverage here is unbelievable, right, when we get kind to some critical mass, and obviously $20 million and $118 million—whatever it is—is interesting. But I’m sure it’s not lost on you that we’re seeing some outfits that aren’t that much bigger that you guys that are running EBITDA margins double that. So when you look at kind of the thinking, what is—how does this model actually work and do we see a situation—is the excitement really that we can drive those margins higher in a reasonable amount of time beyond ‘18, ‘19?

Robert W. O’Hare:

Yes. Sure. I mean, certainly with the guidance we’ve given, we don’t think that that’s the ultimate kind of long-term margin profile for the business. We think that growth and profitability need to be balanced and so we’re focused on both growing the top line, generating cash on a go-forward basis, and ultimately realizing some of the inherent operating leverage that you spoke to that’s in our model. So, over time, we would absolutely expect to see long-term margins get into kind of the 30% to 40% range that you see with some of our industry peers that are of scale.

Steven Kohl:

Okay. Very good. Thank you guys very much.

Operator:

Thank you. At this time I would like to turn the floor back over to Management for any additional or closing comments.

Robert W. O’Hare:

Okay. Thanks everyone for joining.

Operator:

Ladies and gentlemen, thank you. This does conclude today’s conference. You may disconnect your lines at this time and have a wonderful day.

Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the performance or achievements of the Company, Affinitas or Blitz 17-655 SE (the “New Parent”) to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and neither the Company nor Affinitas assumes any duty to update forward-looking statements. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination to the existing brand portfolio, statements about the ability to drive superior growth or achieve cost savings, statements about the New Parent’s plans, objectives, expectations and intentions and other statements that are not historical facts. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in the Company’s share price before closing, including as a result of the financial performance of Affinitas prior to closing, or more generally due to broader stock market movements, and the performance of peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which the Company and Affinitas operate; (iv) the ability to promptly and effectively integrate the businesses of the Company and Affinitas; (v) the reaction to the transaction of the companies’ customers, employees and counterparties; (vi) diversion of management time on merger-related issues; (vii) lower-than-expected revenues, credit quality deterioration or a reduction in net earnings; and (viii) other risks that are described in the Company’s public filings with the SEC. For more information, see the risk factors described in the Company’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

How to Find Further Information

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between the Company and Affinitas. The proposed transaction will be submitted to the shareholders of the Company for their consideration. In connection with the Merger, the New Parent will file with the SEC a registration statement on Form F-4 that will include the proxy statement of the Company that also constitutes a prospectus of the Company. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each stockholder of the Company entitled to vote at the Company’s Stockholder Meeting. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov). Investors may also obtain these documents, free of charge, from the Company’s website (www.spark.net) under the link “Investor Relations” and then under the tab “SEC Filings” or by directing request to investor@spark.net.

Participants in Solicitation

The Company and its directors, executive officers and other members of management and employees may be deemed to be “participants” in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction. You can find information about the Company’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2017 and in its Annual Report on Form 10-K filed with the SEC on March 22, 2017. You can also obtain free copies of these documents from the Company using the contact information above.